                                                                            1998
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 11-K
(Mark One)

   [X]              ANNUAL REPORT PURSUANT TO SECTION 15(d)

                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998
                                      OR
   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

        For the Transition period from ______________ to _____________

                   Commission File No. 33-32504 and 33-1329

                           RYERSON TULL SAVINGS PLAN
                  (f/k/a Inland Steel Industries Thrift Plan)
                           (Full Title of the Plan)

                              RYERSON TULL, INC.
            (Exact name of registrant as specified in its charter)

                                   Delaware
                           (State of Incorporation)
                                  36-3425828
                     (I.R.S. Employer Identification No.)

                     2621 W. 15th Place, Chicago, Illinois
                   (Address of principal executive offices)
                                     60608
                                  (Zip Code)

      Registrant's telephone number, including area code: (773) 762-2121

================================================================================

         INLAND STEEL INDUSTRIES THRIFT PLAN
         -----------------------------------

              FINANCIAL STATEMENTS AND
               SUPPLEMENTAL SCHEDULES
               ----------------------

               DECEMBER 31, 1998 and 1997
               --------------------------

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------

                                                                  Page
                                                                  ----
Report of independent accountants                                    1

Financial statements:

 Statements of net assets available
  for plan benefits at December 31,
  1998 and 1997                                                    2-3

 Statement of changes in net assets
  available for plan benefits for the
  year ended December 31, 1998                                     4-5

 Statement of changes in net assets
  available for plan benefits for the
  year ended December 31, 1997                                       6

 Notes to financial statements                                    7-18

Supplemental schedules:

 Assets held for investment at
  December 31, 1998                                         Schedule I

 Aggregate transactions involving an amount
  in excess of 5% of the current value of
  plan assets for the year ended
  December 31, 1998                                        Schedule II

All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


June 18, 1999

To the Board of Directors of
Ryerson Tull, Inc.
(formerly, Inland Steel Industries, Inc.)
and the Participants in the
Ryerson Tull Savings Plan
(formerly, the Inland Steel Industries
Thrift Plan)

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Inland Steel Industries Thrift Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN
         BENEFITS WITH FUND INFORMATION AT DECEMBER 31, 1998 AND 1997
         ------------------------------------------------------------

Assets                                                               1998                 1997
------                                                               ----                 ----
Investments:

 Inland Steel Industries Common Stock Fund:
        Inland Steel Industries common stock
         (84,596 shares and 845,725 shares at
          December 31, 1998 and 1997, respectively)             $  1,427,980          $ 14,483,041
        Cash                                                          35,419             1,009,127
                                                                ------------          ------------
                                                                   1,463,399            15,492,168
                                                                ------------          ------------
 Inland Steel Industries Series E ESOP Preferred Stock Fund:
     Shares allocated to participants
      (zero shares and 1,603,623 shares
      at December 31, 1998 and 1997, respectively)                         -            77,926,456
     Unallocated shares (zero shares
      and 1,410,925 shares at December 31,
      1998 and 1997, respectively)                                         -            68,562,489
                                                                ------------          ------------
                                                                           -           146,488,945
                                                                ------------          ------------
 Fidelity Stable Value Fixed Income Fund:
     Unallocated investment contracts                             43,269,011           233,070,344
     Pooled investment funds                                      12,596,295            12,022,949
                                                                ------------          ------------
                                                                  55,865,306           245,093,293
                                                                ------------          ------------

 Mutual Benefit Fund (Note 4)                                      2,930,962            14,597,149
 Fidelity Spartan U.S. Equity Index Portfolio                     32,909,731            99,943,886
 Fidelity Retirement Government Money Market Portfolio            26,743,660             6,595,304
 Fidelity Asset Manager                                           19,320,522            70,203,218
 Fidelity Magellan Fund                                           28,585,937            72,712,619
 Fidelity Equity Income                                              274,449                     -
 Fidelity Diversified International                                  399,389                     -
 Warburg Pincus Emerging Growth Fund                               4,052,777            10,959,469
 Warburg Pincus International Equity Fund                          1,946,004             5,225,209
 Franklin Small Cap Growth                                           316,520                     -
 MAS Mid Cap Value                                                   298,091                     -
 Vanguard Growth Index                                             2,201,428                     -
 Conservative Strategy                                               202,176                     -
 Moderate Strategy                                                   573,771                     -
 Aggressive Strategy                                               1,151,721                     -
                                                                ------------          ------------
        Total investments                                        179,235,843           687,311,260
                                                                ------------          ------------

Loans receivable from participants (Note 1)                        3,727,567            12,638,585
Employer contributions receivable                                    150,865               241,609
Cash held by ESOP Trust                                                    -             5,577,771
                                                                ------------          ------------

        Total assets                                             183,114,275           705,769,225
                                                                ------------          ------------

   Liabilities
   -----------

Notes payable of ESOP Trust (Note 6)                     -            96,512,751
Interest payable                                         -             4,183,415
Accrued administrative expenses                          -                15,745
                                              ------------          ------------

   Total liabilities                                     -           100,711,911
                                              ------------          ------------

Net assets available for plan benefits        $183,114,275          $605,057,314
                                              ============          ============

       The accompanying notes are an integral part of these statements.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
          ----------------------------------------------------------


                                                            Fidelity                     Fidelity                      Warburg
                                              Fidelity     Retirement                     Spartan                       Pincus
                                Mutual      Stable Value   Government     Fidelity      U.S. Equity     Fidelity       Emerging
                               Benefit      Fixed Income  Money Market      Asset          Index        Magellan        Growth
                                 Fund           Fund        Portfolio      Manager       Portfolio        Fund           Fund
                                 ----           ----        ---------      -------       ---------        ----           ----
Sources of net assets:
 Employee contributions                -   $   1,866,569  $   105,570   $    993,977   $  1,408,465   $  1,147,261   $   346,214
 Employer contributions                -         (49,975)           -              -              -              -             -
 Unallocated funds                     -               -    1,579,263              -              -              -             -
 Interfund transfers                   -       5,860,952    4,475,411     (1,064,354)       (99,337)      (567,669)     (341,393)
 RT Savings Plan transfer
  at 1/1/98 (Note 3)         ($1,280,875)    (27,293,895)  (1,178,699)   (13,548,738)   (17,648,746)   (14,876,601)   (2,336,155)
 RT Savings Plan transfer
  at 12/31/98 (Note 3)         1,411,874      31,817,257   20,384,163     14,877,469     24,383,986     21,635,096     2,974,740
 Loans repaid - principal              -         996,959       35,939        359,977        488,580        459,012        80,173
                interest               -         156,118        6,285         56,854         76,328         69,964        15,116
 Investment income:
  Interest and dividend
   income                        774,996       8,627,090      231,044      1,610,555      1,460,628      1,829,556             -
  Realized gain (loss)                 -               -            -      4,959,454     17,159,613     12,313,068       848,624
  Unrealized gain (loss)               -               -            -          2,080           (663)          (195)          196
                             -----------   -------------  -----------   ------------   ------------   ------------   -----------
   Total investment income       774,996       8,627,090      231,044      6,572,089     18,619,578     14,142,429       848,820
                             -----------   -------------  -----------   ------------   ------------   ------------   -----------
Total sources of net assets      905,995      21,981,075   25,638,976      8,247,274     27,228,854     22,009,492     1,587,515
                             -----------   -------------  -----------   ------------   ------------   ------------   -----------

Applications of net assets:
 Termination of ESOP                   -               -            -              -              -              -             -
 Withdrawals                     543,823      13,445,400      412,154      2,802,712      3,749,266      3,411,413       257,966
 ISC transfer at 7/16/98
  (Note 3)                    12,028,359     196,837,791    4,992,985     55,990,162     90,019,089     62,255,404     8,181,912
 Interest expense - notes
  payable                              -               -            -              -              -              -             -
 Management fees                       -          24,812       48,441          2,700          2,240            718            41
 Loans issued                          -         901,059       37,040        334,396        492,414        468,639        54,288
                             -----------   -------------  -----------   ------------   ------------   ------------   -----------
Total applications of net
 assets                       12,572,182     211,209,062    5,490,620     59,129,970     94,263,009     66,136,174     8,494,207
                             -----------   -------------  -----------   ------------   ------------   ------------   -----------

Increase (decrease) in net
 assets                     ($11,666,187)  ($189,227,987) $20,148,356   ($50,882,696)  ($67,034,155)  ($44,126,682)  ($6,906,692)
                             ===========   =============  ===========   ============   ============   ============   ===========

                                                            Inland Steel
                                Warburg      Inland Steel    Industries
                                 Pincus       Industries   Series E ESOP
                             International      Common       Preferred
                                 Equity         Stock          Stock         Loan          Total
                                  Fund           Fund           Fund         Fund          Page 1
                                  ----           ----           ----         ----          ------
Sources of net assets:
 Employee contributions        $   209,255   $    63,220              -            -   $   6,140,531
 Employer contributions                  -       242,077    $99,054,413            -      99,246,515
 Unallocated funds                       -             -              -            -       1,579,263
 Interfund transfers              (207,652)   (3,737,471)    (4,318,487)           -               -
 RT Savings Plan transfer
  at 1/1/98 (Note 3)            (1,219,257)   (2,466,407)   (21,467,477) ($3,577,468)   (106,894,318)
 RT Savings Plan transfer
  at 12/31/98 (Note 3)           1,333,986     1,141,929              -    3,545,875     123,506,375
 Loans repaid - principal           37,986        52,149              -   (2,510,775)              -
                interest             7,443         6,679              -            -         394,787
 Investment income:
  Interest and dividend
   income                                -             -      4,390,533            -      18,924,402
  Realized gain (loss)             645,479     7,122,000              -            -      43,048,238
  Unrealized gain (loss)               211        (3,408)             -            -          (1,779)
                               -----------  ------------    -----------   ----------   -------------
   Total investment income         645,690     7,118,592      4,390,533            -      61,970,861
                               -----------  ------------    -----------   ----------   -------------
Total sources of net assets        807,451     2,420,768     77,658,982   (2,542,368)    185,944,014
                               -----------  ------------    -----------   ----------   -------------

Applications of net assets:
 Termination of ESOP                     -             -     64,102,531            -      64,102,531
 Withdrawals                       145,221       705,150      2,026,357      330,113      27,829,575
 ISC transfer at 7/16/98
  (Note 3)                       3,920,201    15,694,205     56,264,216    8,397,763     514,582,087
 Interest expense - notes
  payable                                -             -      6,624,397            -       6,624,397
 Management fees                        26             -        237,895            -         316,873
 Loans issued                       21,208        50,182              -   (2,359,226)              -
                               -----------  ------------    -----------   ----------   -------------
Total applications of net
 assets                          4,086,656    16,449,537    129,255,396    6,368,650     613,455,463
                               -----------  ------------    -----------   ----------   -------------

Increase (decrease) in net
 assets                        ($3,279,205) ($14,028,769)  ($51,596,414) ($8,911,018)  ($427,511,449)
                               ===========  ============    ===========   ==========   =============
Net assets available
 For plan benefits:

       The accompanying notes are an integral part of these statements.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
          ----------------------------------------------------------

                             Franklin    MAS
                              Small      Mid    Vanguard                                       Fidelity    Fidelity
                               Cap       Cap     Growth    Conservative  Moderate  Aggressive   Equity    Diversified     Total
                              Growth    Value     Index      Strategy    Strategy   Strategy    Income   International   Page 2
                              ------    -----     -----      --------    --------   --------    ------   -------------   ------
Sources of net assets:
  Employee contributions            -        -          -             -         -           -         -              -          -
  Employer contributions            -        -          -             -         -           -         -              -          -
  Unallocated funds                 -        -          -             -         -           -         -              -          -
  Interfund transfers               -        -          -             -         -           -         -              -          -
  RT Savings Plan transfer
   at 1/1/98 (Note 3)               -        -          -             -         -           -         -              -          -
  RT Savings Plan transfer
   at 12/31/98 (Note 3)      $316,520 $298,091 $2,201,428      $202,176  $573,771  $1,151,721  $274,449       $399,389 $5,417,545
  Loans repaid - principal          -        -          -             -         -           -         -              -          -
                 interest           -        -          -             -         -           -         -              -          -
  Investment income:
   Interest and dividend
    income                          -        -          -             -         -           -         -              -          -
   Realized gain (loss)             -        -          -             -         -           -         -              -          -
   Unrealized gain (loss)           -        -          -             -         -           -         -              -          -
                             -------- -------- ----------  ------------  --------  ----------  --------  ------------- ----------
    Total investment income         -        -          -             -         -           -         -              -          -
                             -------- -------- ----------  ------------  --------  ----------  --------  ------------- ----------
Total sources of net assets   316,520  298,091  2,201,428       202,176   573,771   1,151,721   274,449        399,389  5,417,545
                             -------- -------- ----------  ------------  --------  ----------  --------  ------------- ----------

Applications of net assets:
  Termination of ESOP               -        -          -             -         -           -         -              -          -
  Withdrawals                       -        -          -             -         -           -         -              -          -
  ISC transfer at 7/16/98
   (Note 3)                         -        -          -             -         -           -         -              -          -
  Interest expense - notes
   payable                          -        -          -             -         -           -         -              -          -
  Management fees                   -        -          -             -         -           -         -              -          -
  Loans issued                      -        -          -             -         -           -         -              -          -
                             -------- -------- ----------  ------------  --------  ----------  --------  ------------- ----------
Total applications of net
 assets                             -        -          -             -         -           -         -              -          -
                             -------- -------- ----------  ------------  --------  ----------  --------  ------------- ----------
Increase (decrease) in net
 assets                      $316,520 $298,091 $2,201,428  $    202,176  $573,771  $1,151,721  $274,449  $     399,389 $5,417,545
                             ======== ======== ==========  ============  ========  ==========  ========  ============= ==========

Net assets available for
 plan benefits:
   Beginning of year
   Contribution receivable

   End of year

                                 Total           Grand
                                 Page 1          Total
                                 ------          -----
Sources of net assets:
  Employee contributions     $   6,140,531   $   6,140,531
  Employer contributions        99,246,515      99,246,515
  Unallocated funds              1,579,263       1,579,263
  Interfund transfers                    -               -
  RT Savings Plan transfer
   at 1/1/98 (Note 3)         (106,894,318)   (106,894,318)
  RT Savings Plan transfer
   at 12/31/98 (Note 3)        123,506,375     128,923,920
  Loans repaid - principal               -               -
                 interest          394,787         394,787
  Investment income:
   Interest and dividend
    income                      18,924,402      18,924,402
   Realized gain (loss)         43,048,238      43,048,238
   Unrealized gain (loss)           (1,779)         (1,779)
                             -------------   -------------
    Total investment income     61,970,861      61,970,861
                             -------------   -------------
Total sources of net assets    185,944,014     191,361,559
                             -------------   -------------

Applications of net assets:
  Termination of ESOP           64,102,531      64,102,531
  Withdrawals                   27,829,575      27,829,575
  ISC transfer at 7/16/98
   (Note 3)                    514,582,087     514,582,087
  Interest expense - notes
   payable                       6,624,397       6,624,397
  Management fees                  316,873         316,873
  Loans issued                           -               -
                             -------------   -------------
Total applications of net
 assets                        613,455,463     613,455,463
                             -------------   -------------
Increase (decrease) in net
 assets                      ($427,511,449)  ($422,093,904)
                             =============   =============

Net assets available for
 plan benefits:
   Beginning of year                           605,057,314
   Contribution receivable                         150,865
                                              ------------
   End of year                                $183,114,275
                                              ============

       The accompanying notes are an integral part of these statements.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
          ----------------------------------------------------------


                                                             Fidelity                    Fidelity                       Warburg
                                             Fidelity       Retirement                   Spartan                         Pincus
                               Mutual      Stable Value     Government    Fidelity     U.S. Equity     Fidelity         Emerging
                               Benefit     Fixed Income    Money Market     Asset         Index        Magellan          Growth
                                Fund           Fund         Portfolio      Manager      Portfolio        Fund             Fund
                                ----           ----         ---------      -------      ---------        ----             ----
Sources of net assets:
 Employee contributions                -  $    4,851,726    $ 339,320    $ 2,625,051    $ 3,525,500   $ 3,234,584     $  845,786
 Employer contributions                -               -            -              -              -             -              -
 Interfund transfers                   -      (6,337,436)    (209,209)    (1,558,506)     9,306,721      (801,300)       570,772
 Loans repaid - principal              -       2,648,106      119,815        924,959      1,136,000     1,219,794        201,522
                interest               -         437,187       17,766        146,194        170,152       176,050         31,951
 Investment income:
  Interest and dividend
   income                     $1,089,366      16,323,991      354,184      6,180,027      2,175,999     4,653,985        652,335
  Realized gain (loss)                 -               -            -      2,269,080      6,340,645     3,334,631        367,712
  Unrealized gain (loss)               -               -            -      4,619,020     15,359,732     7,152,544        544,072
                              ----------  --------------    ---------    -----------    -----------   -----------     ----------
   Total investment income     1,089,366      16,323,991      354,184     13,068,127     23,876,376    15,141,160      1,564,119
                              ----------  --------------    ---------    -----------    -----------   -----------     ----------
Total sources of net assets    1,089,366      17,923,574      621,876     15,205,825     38,014,749    18,970,288      3,214,150
                              ----------  --------------    ---------    -----------    -----------   -----------     ----------

Applications of net assets:
 Withdrawals                     205,599      25,791,797      523,244      4,620,637      5,547,395     4,187,547        624,240
 Loans issued                          -       2,561,797       99,270        882,824      1,145,495     1,188,663        139,951
 Interest expense - notes
  payable                              -               -            -              -              -             -              -
 Management fees                       -          83,097        1,272          8,274          6,018         2,074            385
                              ----------  --------------    ---------    -----------    -----------   -----------     ----------
Total applications of net
 assets                          205,599      28,436,691      623,786      5,511,735      6,698,908     5,378,284        764,576
                              ----------  --------------    ---------    -----------    -----------   -----------     ----------

Increase (decrease) in net
 assets                       $  883,767 ($   10,513,117)  ($   1,910)   $ 9,694,090    $31,315,841   $13,592,004     $2,449,574
                              ==========  ==============    =========    ===========    ===========   ===========     ==========

Net assets available for
 plan benefits:
  Beginning of year

  End of year


                                                                Inland Steel
                                 Warburg       Inland Steel      Industries
                                  Pincus        Industries     Series E ESOP
                              International       Common         Preferred
                                  Equity           Stock           Stock           Loan
                                   Fund            Fund             Fund           Fund          Total
                                   ----            ----             ----           ----          -----
Sources of net assets:
 Employee contributions           $ 539,842    $     252,162               -             -    $ 16,213,971
 Employer contributions                   -          428,118     $10,643,969             -      11,072,087
 Interfund transfers                348,435         (240,575)     (1,078,902)            -               -
 Loans repaid - principal           127,824          140,132               -   ($6,518,152)              -
                interest             17,797           24,281               -             -       1,021,378
 Investment income:
  Interest and dividend
   income                           753,788          184,742      11,017,876             -      43,386,293
  Realized gain (loss)             (205,458)         611,515               -             -      12,718,125
  Unrealized gain (loss)           (874,784)      (2,191,088)              -             -      24,609,496
                                  ---------    -------------     -----------   -----------    ------------
   Total investment income         (326,454)      (1,394,831)     11,017,876             -      80,713,914
                                  ---------    -------------     -----------   -----------    ------------
Total sources of net assets         707,444         (790,713)     20,582,943    (6,518,152)    109,021,350
                                  ---------    -------------     -----------   -----------    ------------

Applications of net assets:
 Withdrawals                        253,281          911,583       5,279,839       750,386      48,695,548
 Loans issued                        72,631          125,334               -    (6,215,965)              -
 Interest expense - notes
  payable                                 -                -       8,564,320             -       8,564,320
 Management fees                         66                -           3,568             -         104,754
                                  ---------    -------------     -----------   -----------    ------------
Total applications of net
 assets                             325,978        1,036,917      13,847,727    (5,465,579)     57,364,622
                                  ---------    -------------     -----------   -----------    ------------

Increase (decrease) in net
 assets                           $ 381,466   ($   1,827,630)    $ 6,735,216   ($1,052,573)   $ 51,656,728
                                  =========    =============     ===========   ===========

Net assets available for
 plan benefits:
  Beginning of year                                                                            553,400,586
                                                                                              ------------

  End of year                                                                                 $605,057,314
                                                                                              ============

       The accompanying notes are an integral part of these statements.

       The accompanying notes are an integral part of these statements.
                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------

NOTE 1 - DESCRIPTION OF THE PLAN:
--------------------------------

The Inland Steel Industries Thrift Plan ("Plan") is a defined contribution profit sharing (thrift-savings) plan which is available to all salaried, nonbargaining unit employees of Ryerson Tull, Inc. and, preceding the merger of Ryerson Tull, Inc. ("RT") and Inland Steel Industries Inc. ("Company" or "ISI") in February 1999, was available to all salaried nonbargaining unit employees of the Company and certain of its subsidiaries and affiliates (the Company, the subsidiaries, and its affiliates collectively referred to as "Employers"). The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), was adopted effective January 1, 1975. In 1989, the Company amended the Plan to include an Employee Stock Ownership Plan ("ESOP"), effective January 1, 1990.

During the year ended December 31, 1998, there were significant changes in the composition of the subsidiaries and affiliates included within the Plan which have materially impacted the net assets of the Plan. These are more fully discussed in Note 3. Also, the ESOP was terminated effective as of November 9, 1998. As a result, any comment and/or description of the ESOP, within these footnotes and financial statements as a whole, pertain primarily to the year ended December 31, 1997 and in 1998 through the point of termination.

Employees electing to participate in the Plan may contribute up to fifteen percent of their base salary. Participants have the option of making contributions on a before-tax (limited to ten percent of base salary) and/or after-tax basis. Through December 31, 1998, the first five percent of participants' contributions (the "basic contribution") was matched as follows by the Employers. A participant who was an employee of the Company or its participating subsidiaries received an allocation to his or her ESOP account of shares of Company Series E ESOP Convertible Preferred Stock ("Series E Preferred Stock") and, under certain circumstances, Company common stock, with a fair market value equal to such participant's basic contribution or, after termination of the ESOP, cash. Because employees of I/N Tek and I/N Kote (joint venture partnerships owned by former subsidiaries of the Company and Nippon Steel Corporation) were not permitted by law to participate in the ESOP portion of the Plan, employer matching contributions for these employees were made in cash, which was then invested in Company common stock and credited to each participant's Inland Steel Industries Stock Fund ("Common Stock Fund") account. Subsequently, Inland Steel Company ("ISC"), which is a partner in I/N Tek and I/N Kote, merged with a subsidiary of Ispat International, N.V. ("Ispat") on July 16, 1998. The account balances of employees of ISC and certain affiliates were spun-off to a separate plan

(see Note 3). For purposes of determining the number of shares to be contributed to participant accounts, Company common stock is valued at the closing price per share on the New York Stock Exchange - Composite Transactions on the last day such stock was traded prior to the date of contribution. The Series E Preferred Stock was valued at $48.594 per share, as determined by an independent appraiser, plus accrued dividends.

Participants can designate the investment of their contributions in integral multiples of one percent in any of the Fidelity Retirement Government Money Market Portfolio, Fidelity Stable Value Fixed Income Fund, Fidelity Spartan U.S. Equity Index Portfolio (prior to 1998, the name of this fund was Fidelity U.S. Equity Index Portfolio), Fidelity Asset Manager, Fidelity Magellan Fund, Inland Steel Industries Common Stock Fund, Warburg Pincus Emerging Growth Fund, Warburg Pincus International Equity fund, Conservative Investment Strategy Fund, Moderate Investment Strategy Fund, Aggressive Investment Strategy Fund, Franklin Small Cap Growth Fund, MAS Mid Cap Value Portfolio, Vanguard Index Trust-Growth Portfolio, and the Fidelity Diversified International Fund (collectively "the Funds"). The Conservative Investment Strategy Fund, Moderate Investment Strategy Fund, Aggressive Investment Strategy Fund, Franklin Small Cap Growth Fund, MAS Mid Cap Value Portfolio, Vanguard Index Trust-Growth Portfolio, and Fidelity Diversified International Fund became available to Plan participants on December 31, 1998. Individual participant accounts are maintained for each investment fund as well as for individual ESOP accounts to record participant contributions, employer matching contributions, investment appreciation or depreciation, dividends and interest income. Dividends on shares of Company common stock and Series E Preferred Stock that had been allocated to individual participant accounts are credited to participant accounts in the form of additional shares of stock.

Participants vest immediately in their contributions and the earnings thereon. Participants with less than five years of vesting service become vested in the Company's matching contributions twenty-four months after the contributions are made. Participants become immediately vested in all of the Company's matching contributions upon the completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan. Upon termination of employment for reasons other than a distributable event, nonvested matching contributions are forfeited at the time of distribution. Nonvested Company contributed Series E Preferred Stock and shares of Company common stock that are forfeited were used to reduce future contributions by the Company. At December 31, 1997, 3,308 forfeited shares of Series E Preferred Stock were held by the Plan for future matching contributions; the Plan held zero forfeited shares at December 31,1998 as the ESOP was liquidated during 1998.

After a participant's shares of common stock contributed by the Company had been held for at least twenty-four months, the participant could elect to reinvest these shares in any of the Funds. Participants who reached the age of fifty-nine and one-half years or who are subject to certain distributable events could, at any time, transfer amounts allocated to their individual ESOP accounts or shares of common stock contributed by the Company to these other investment funds, subject to certain restrictions.

Participants may withdraw their contributions and the earnings thereon, subject to certain limitations set forth in the Plan. Certain withdrawals are subject to federal and state income taxes and penalties as required by the Internal Revenue Service ("IRS").

Participants may borrow up to fifty percent or $50,000 of their vested balance, whichever is less (subject to certain limitations set forth in the Plan), excluding their investment in the Mutual Benefit Fund (see Note 4 - Mutual Benefit Fund), for terms not exceeding five years, subject to acceleration under certain circumstances. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted.

Participants are entitled to a distribution of all vested amounts upon termination of employment with the Company. Participants may elect to receive a lump sum payment or, under certain circumstances set forth in the Plan, installment payments, starting no later than April 1 of the year following the attainment of age seventy and one-half years. Participants receiving distributions from the Common Stock Fund or from their ESOP accounts may elect to receive such distributions in the form of whole shares of common stock, with fractional shares distributed in cash, or entirely in cash. Amounts attributable to a participant's interest in all other funds are distributed in cash.

The Plan has entered into a trust agreement permitting the commingling of plan assets with those of other plans offered by the Employers in the Inland Steel Industries Master Trust (the "Master Trust").

Description of the Series E Preferred Stock
-------------------------------------------

Shares of Series E Preferred Stock entitled holders to cumulative annual dividends of $3.523 per share, payable semi-annually. The Series E Preferred Stock shares were convertible at the option of the holder into shares of the Company's common stock on a one-for-one basis, subject to certain adjustments. The Company could, at its option, redeem all or any portion of the Series E Preferred Stock at specified prices, but not less than $48.594 per share, plus all accrued and unpaid dividends to the redemption date. Holders of Series E Preferred Stock were entitled to preference on distribution of Company assets over holders of Company common stock or any other class or series of stock junior to the Series E Preferred Stock.

Administration
--------------

The Plan is administered by the Plan Committee ("Committee"), which consists of certain officers of the Company appointed by the Company's Board of Directors. LaSalle National Bank serves as trustee of the Common Stock Fund and served as trustee of the ESOP Preferred Stock Fund.

Fidelity Management Trust Company ("Fidelity") is Trustee under the Plan with responsibility for administering, holding and investing certain assets of the Plan. The costs of certain administrative and investment services provided by Fidelity are paid from participants' accounts or assets within the appropriate investment option, as applicable.

This description summarizes major provisions of the Plan and is provided for general information purposes only. It does not cover all provisions, limitations and exclusions of the Plan. A full copy of the Plan and additional information about the Plan may be requested from the Plan Administrator.

Plan Amendments
---------------

The amendment dated December 17, 1997 (effective January 1, 1998) provided for the transfer of account balances (including participant loan balances and allocated ESOP accounts) to the RT Plan as well as for any future transfers of employees. Refer to Note 3 for more details.

The amendment dated July 14, 1998 (effective June 15, 1998), provided that, to the extent that the ESOP trustee, LaSalle National Bank, does not receive timely instructions from a participant (or beneficiary) with respect to the tender or exchange of shares of Company Stock (of whatever class) credited to the participant's account, the ESOP trustee will exercise its own discretion in determining whether or not to tender or exchange such shares. The amendment also provided for the spin-off of the account balances and related account restrictions, including the restrictions on investment in the Inland Steel Industries Stock Fund, of participants of ISC and certain affiliates.

The amendment dated November 5, 1998 (effective November 9, 1998), terminated the ESOP component of the plan. Refer to Note 3 for more details regarding this termination.

The amendment dated December 22, 1998 (effective December 31, 1998 - the "Plan Merger Date") provides for the merger of the RT Plan with and into the Plan. Refer to Note 3 for more details regarding this merger.

A further amendment, as disclosed in Note 10, dated January 13, 1999 (effective January 1, 1999), renamed the Plan as the "Ryerson Tull Savings Plan".

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

Basis of accounting
-------------------

The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Investments and investment income
---------------------------------

Investments in Inland Steel Industries common stock are valued at the last reported sales price on the last business day of the year. Series E Preferred Stock was valued at $48.594 per share, as determined by an independent appraiser, plus accrued dividends.

The Stable Value Fixed Income Fund consists of unallocated investment contracts with various insurance companies and pooled investment funds held by Fidelity. The unallocated investment contracts earned a fixed rate of return ranging from
5.52 percent to 7.90 percent in 1998 and are stated at contract value plus interest earned to date. All unallocated investment contracts individually represent less than five percent of the Plan's net assets at December 31, 1998 and 1997. The pooled investment funds, which consist of money market funds, are valued at cost plus interest earned to date, which approximates market value.

See Note 4 and Note 5 for a description of the accounting treatment with respect to the Mutual Benefit Fund and the Confederation Life contract, respectively.

The Fidelity Spartan U.S. Equity Index Portfolio is a pooled investment fund which invests in various common stocks. The net assets of this fund are valued at the closing market price on the last business day of the year for the individual securities held in the portfolio.

The Fidelity Retirement Government Money Market Portfolio consists of short term obligations issued or guaranteed by the U.S. Government. The assets in the fund are stated at cost plus interest, which approximates market value.

The Fidelity Asset Manager Fund is an asset-allocation fund which consists of a mix of short-term instruments, bonds and equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Magellan Fund consists of common stock and securities that are convertible into common stock. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Warburg Pincus Emerging Growth Fund invests in domestic common stocks of small and medium sized companies. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Warburg Pincus International Equity Fund invests in international equity securities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The following investment options become available to participants on December 31, 1998:

The Conservative Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Fidelity U.S. Bond Index Fund and the Stable Value Fixed Income Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

The Moderate Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Vanguard Index Trust Growth Portfolio, Fidelity U.S. Bond Index Fund and the Stable Value Fixed Income Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

The Aggressive Investment Strategy Fund invests in a set combination of investment options primarily consisting of the Vanguard Index Trust Growth Portfolio, Fidelity Equity-Income Fund and Fidelity U.S. Bond Index Fund. The net assets of this fund are valued at the closing price of the various mutual funds that comprise this portfolio.

The Franklin Small Cap Growth Fund invests primarily in common stock of companies with market capitalizations of less than $1 billion at the time of investment. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The MAS Mid Cap Value Portfolio invests primarily in common stock of companies with market capitalizations between $500 million and $3 billion. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Vanguard Index Trust-Growth Portfolio invests in growth equities and has a moderate to aggressive overall risk level. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Diversified International Fund invests primarily in foreign equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

Realized gains and losses on investment transactions are calculated using the current value method. Under the current value method, realized gains and losses on investments sold are calculated as sales proceeds less an adjusted cost representing current value at the beginning of the year or acquisition cost if acquired during the year.

In accordance with the policy of stating investments at fair market value, the net unrealized appreciation or depreciation of the market value of investments for the year, if any, is reflected in the Statement of Changes in Net Assets Available for Plan Benefits. Unrealized gains or losses are calculated as the current value of investments held at the end of the year less their current value at the beginning of the year or acquisition cost if acquired during the year.

Interest income is accrued as earned, and dividend income is recorded as of the record date.

Allocation of Master Trust assets and transactions
--------------------------------------------------

In order to preserve, for participating plans, an interest in the combined assets of the Master Trust, Fidelity, the trustee, determines computed shares in the Master Trust for each plan. Current month's Master Trust investment transactions are allocated based on each plan's computed share in the Master Trust at the end of the prior month, adjusted for current month's contributions less payments to participants. These allocated amounts are then added to or subtracted from the prior month's computed shares, as adjusted, to determine computed shares at the end of the month. Master Trust investment transactions allocated to the Plan include dividend and interest income, gains and losses on sales of investments, unrealized appreciation or depreciation of investments, and administrative expenses. At December 31, 1998, due to the merger with the RT Plan, the net assets of the Plan comprise 100% of the assets held in the Master Trust.

Contributions and withdrawals
-----------------------------

Until termination of the ESOP and the concomitant repayment of the ESOP Notes, the Employers contributed, at a minimum, an amount at least equal to the principal and interest payments due on the Notes of the ESOP Trust less any preferred dividends (see Note 6). These contributions were used for payments of principal and interest and were not allocated to participants' account. The Employers' matching contributions, allocated to participants' accounts, were in the form of ESOP or common shares. Contributions are recorded in the period accrued by the Company. After termination of the ESOP, all Employer contributions were made in cash and allocated to participants' accounts.

Withdrawals and transfers are valued as of the close of the business day in which they occur.

Administrative expenses
-----------------------

Certain trustee fees, certain recordkeeping fees, certain legal fees and the investment management fees of all funds except the ESOP Fund and the Common Stock Fund are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Company.

NOTE 3 - PLAN SPIN-OFFS, MERGERS AND OTHER SIGNIFICANT ACTIVITY:
---------------------------------------------------------------

Effective as of January 1, 1998, the assets and liabilities under the profit sharing and stock bonus portion of the Plan attributable to employees of Ryerson Tull, Inc. and its subsidiary Joseph T. Ryerson & Sons, Inc., were spun-off to the RT Plan. The spin-off did not affect the leveraged ESOP component. All unallocated suspense account shares and all liability for the outstanding ESOP loan under the Plan were retained by the Plan, and no portion of such suspense account shares or ESOP debt was transferred to the RT Plan. The fair market value of assets including outstanding participant and loans transferred to the RT Plan amounted to $106,894,318.

Effective as of July 16, 1998, the portion of the Plan consisting of account balances (including any outstanding loan balances) of ISC Employees (as such term is defined in the Agreement and Plan of Merger among the Company, ISC, Ispat and Inland Merger Sub, Inc., dated as of May 27, 1998 - the "Merger Agreement"), was spun-off. The spun-off plan (which is known as the "Ispat Inland Savings Plan") is being continued with ISC as its plan sponsor. Effective as of the closing date of the merger, the shares of Series E Preferred Stock attributable to the account balances of ISC employees under the Plan were redeemed in accordance with the Certificate of Designation by the Company and the proceeds thereof, together with the other assets attributable to the ISC Employees, were spun off to the Inland Steel Company Savings Plan. The total assets of the funds transferred to ISC were $514,582,087, which includes the redemption of the shares of ISC employees of the Series E Preferred stock, including accrued dividends and a redemption premium related to these shares.

Effective November 9, 1998, the ESOP was terminated. The entire amount of the redemption proceeds attributable to Series E Preferred stock held in the ESOP suspense account, totaling $63.4 million, was applied to repayment of the outstanding ESOP debt. Pursuant to a guarantee of the ESOP debt, the Company paid $39.7 million, to the ESOP note holders to compensate them for prepayment of the ESOP notes (see Note 6).

The entire amount of the redemption proceeds attributable to Series E Preferred shares previously released from the ESOP suspense account was transferred to Fidelity as Plan trustee and invested in the Fidelity Retirement Government Money Market Portfolio. Thereafter, participants could elect to have any portion for their account balances so invested or transferred to any one or more of the other investments options maintained under the Plan.

Effective as of December 31, 1998 (the "Plan Merger Date"), the RT Plan was merged with and into the Plan. Each individual who was a "Participant" in the RT Plan became a participant in the Plan effective as of the Plan Merger Date, and each entity that is an "Employer" under the RT Savings Plan immediately prior to the Plan Merger Date became an Employer under the Plan. Any amount not previously allocated to participants' accounts under the Plan was allocated, as of December 31, 1998, as an employer contribution in accordance with the terms of the Plan as amended to reflect the Plan Merger. The fair market value of assets (including participant loans) transferred from the RT Plan amounted to $128,923,920.

NOTE 4 - MUTUAL BENEFIT FUND:
----------------------------

The Plan maintains an unallocated investment contract with Mutual Benefit Life Insurance Company ("Mutual Benefit"). This contract was initially purchased in January 1989 as an investment of the Fixed Income Investment Fund. The stated terms of the contract include an interest rate of 8.75 percent per annum, with interest paid annually each December 31, and scheduled maturities of fifty percent of the contract value at September 30, 1991 and the remaining balance of the contract value plus any unpaid interest at March 31, 1992.

On July 16, 1991, Mutual Benefit was placed under rehabilitation directed by New Jersey insurance regulators and policy withdrawals and redemptions were suspended pending completion of this plan. Consequently, none of the scheduled maturity payments of the Plan's contract with Mutual Benefit have been received. Interest on the contract through December 31, 1990 has been received.

In response to Mutual Benefit being placed under rehabilitation, the Plan was amended, effective July 1, 1991, to segregate the carrying value of the Mutual Benefit contract, including accrued interest determined in accordance with the terms of the Mutual Benefit contract through June 30, 1991, into a separate fund, called the Mutual Benefit Fund. The amount credited to each participant's Mutual Benefit account was equal to the participant's proportionate interest in the carrying value of the Mutual Benefit Fund at June 30, 1991. No contributions, withdrawals, loans or transfers to or from the Mutual Benefit Fund are permitted, except in certain circumstances as described below. Loans, withdrawals and transfers are limited to the participants' vested balances in the Plan, as defined by the Plan, excluding the participants' balances in the Mutual Benefit Fund.

In November 1993, the Mutual Benefit rehabilitation plan was approved by the courts and in January 1994, the rehabilitation plan was finalized. In accordance with the terms of the rehabilitation plan, during March 1994, Plan participants were given the option of withdrawing their interests in the Mutual Benefit Fund at a reduced value (the "opt-out election") or participating in the rehabilitation plan (the "opt-in election"). Such withdrawal payments were made in September 1994 through a transfer to participants' Stable Value Fixed Income Fund accounts.

Participants who chose the opt-in election will be entitled to their full principal balance plus accrued interest, but will not receive any cash payments, except under certain circumstances, until after the end of the Rehabilitation Period on December 31, 1999. Opt-in participants have been credited with the contract interest rate of 8.75 percent for 1991, 4.0 percent for 1992, 3.5 percent for both 1993 and 1994, 3.55 percent for 1995, 5.75 percent for 1996,
6.35 percent for 1997 and 9.75 percent for 1998. Interest rates for future years will be determined annually based on the investment results of Mutual Benefit. At December 31, 1999, account balances attributed to opt-in participants are to be paid out, however, the Company was notified that a payout of the Mutual Benefit Funds may occur during 1999, exclusive of residual surplus settlement proceeds related to pending litigation.

The principal and interest on the Mutual Benefit contract is reinsured by a group of insurance companies led by Metropolitan Life Insurance Company and Prudential Life Insurance Company. The carrying value of the portion of the Mutual Benefit contract related to the opt-in participants has not been reduced for any potential loss relating to this contract. At December 31, 1998, the carrying value of the Mutual Benefit Fund in the accompanying financial statements reflects the July 16, 1991 contract value, plus accrued interest through December 31, 1998 under the terms of the rehabilitation plan.

It may be possible under the rehabilitation plan for the Plan to withdraw its participation in the Mutual Benefit contract. However, the amounts to be received from such withdrawal would be based on the liquidation value of Mutual Benefit assets at that time. In 1998, Mutual Benefit announced that such withdrawals may be at contract value, plus accrued interest, without the payment of any fee. Mutual Benefit may also permit individual participant withdrawals for retired participants, certain hardships, death or disability. However, the availability and amount of such withdrawals could only be determined upon the submission of a request to Mutual Benefit and its subsequent review of that request.

Certain unsecured creditors of Mutual Benefit challenged the rehabilitation plan shortly after its approval. In 1996, a settlement agreement was reached with the majority of these unsecured creditors, thereby reducing the possibility of the rehabilitation plan being overturned and any resulting adverse effects on the value of the Mutual Benefit Account.

NOTE 5 - CONFEDERATION LIFE:
---------------------------

The Plan maintained an unallocated insurance contract with Confederation Life Insurance Company ("Confederation Life"). This contract was initially purchased as an investment of the Stable Value Fixed Income Fund in February 1993. The stated terms of the contract included an interest rate of 6.08 percent per annum, with interest paid annually each February, and a scheduled maturity of January 1, 1998.

In August 1994, following the placement of Confederation Life's Canadian operations under the regulatory control of the Canadian government, Michigan insurance regulators filed an order of rehabilitation against the U.S. Branch of Confederation Life Insurance Company.

In response to the seizure of Confederation Life, the trustee and investment manager of the Stable Value Fixed Income Fund (Fidelity) suspended the accrual of interest for the period August 12, 1994 to August 31, 1994 and, effective September 1, 1994, resumed interest accruals at an annual effective rate of 2.00 percent. The contract was not segregated from the Stable Value Fixed Income Fund and participants continued to have the right to make contributions, loans, transfers, and withdrawals to and from this fund. In October 1996, the Confederation Life rehabilitation plan was approved by the courts and in November 1996, the rehabilitation plan was finalized.

The carrying value of the Confederation Life contract in the accompanying financial statements reflects the principal amount of the contract of $5,000,000 plus accrued interest of $296,018 for the year ended December 31, 1996, in accordance with the terms stated above. The carrying value represented Fidelity's best estimate of the fair market value of this contract based on the financial information available as of December 31, 1996.

In accordance with the rehabilitation plan, during March 1997, the Plan elected to receive its contract payments including accrued interest in installments commencing in April 1997. As of May 30, 1997, the Plan had received contract payments totaling $5,908,981 from Confederation Life and state guaranty associations. Additional payments are expected to be minor. The excess of the contract payments received as compared to the carrying value of the Confederation Life contract at December 31, 1996 is due to the rate at which interest was accrued by the Plan and was recognized as income over a twelve month period extending into 1998.

NOTE 6 - NOTES PAYABLE:
----------------------

In July 1989, the Company and ISC, then a wholly owned subsidiary of the Company, provided loans to the ESOP Trust of $146,913,160 and $3,086,800, respectively. The ESOP Trust used the proceeds of these loans to purchase 3,086,800 leveraged shares of Series E Preferred Stock from the Company. In September 1990, the ESOP Trust refinanced its loan from the Company through the private placement of notes totaling $146,913,160 with eighteen lenders. The notes were payable in semi-annual installments through July 2004, with an initial average interest rate of 8.65 percent per annum, and were guaranteed by Joseph T. Ryerson & Son, Inc., then a wholly owned subsidiary of the Company. The note due to ISC was repaid in installments during 1990 and 1991. The ESOP loans were pre-paid in full on November 9, 1998.

Interest and principal payments made by the ESOP Trust were funded by dividends paid by the Company on leveraged shares of the Series E Preferred Stock and additional contributions made by the Company. From time to time, the Company elected to provide additional shares of nonleveraged Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes.

Cash held by the ESOP Trust at December 31, 1997 of $5,327,757, was used for payment of principal and interest due on the Notes Payable of the ESOP Trust. The remaining cash held by the ESOP Trust of $250,014 at December 31, 1997, was used to purchase additional shares of nonleveraged Series E Preferred Stock that were allocated to participants' accounts. Cash balance at December 31, 1998 was zero due to the termination of ESOP during 1998.

NOTE 7 - TAX STATUS OF THE PLAN:
-------------------------------

On March 18, 1997, the IRS issued a favorable determination letter conditioned upon the adoption of a technical amendment with respect to the qualified tax status of the Plan, as amended, as of September 9, 1996. Such technical amendment was adopted by the Plan subsequent to March 18, 1997. The Plan's tax counsel believes that the Plan is designed in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 8 - PLAN TERMINATION:
-------------------------

The Company anticipates that the Plan will continue, but reserves the right to terminate the Plan at any time. Upon termination of the Plan, all amounts allocated to the participants' accounts, including all employer matching contributions, shall vest immediately. The Trustees shall then direct the method and manner of distribution of the Plan's assets to participants or their beneficiaries.

NOTE 9 - THE MASTER TRUST:
-------------------------

As described in Note 1, the Plan's trust agreement permits the commingling of Plan assets in the Master Trust with those of other plans offered by the Employers. Fidelity determines the Plan's proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan's statements of net assets available for benefits and of changes in net assets available for benefits. At December 31, 1998, the Plan's interest in the total investment assets of the Master Trust was 100%.

The following table presents the net assets held by the Master Trust as of December 31, 1998:

                                                      1998
                                                      ----
Investments at fair market value:
  Interest bearing cash                         $    147,119
  Pooled investment funds                        131,572,472
  Common stock                                     1,316,280
  Guaranteed investment contracts                 46,199,972
  Participant loans                                3,878,432
                                                ------------
   Net assets held by the Master Trust          $183,114,275
                                                ============

The following table presents net investment income for the Master Trust for the year ended December 31, 1998:


                                                                  1998
                                                                  ----

Net appreciation in fair value of investments                 $52,715,772
Dividends                                                      15,055,944
Interest                                                       12,077,787
                                                              -----------
  Total investment income                                      79,849,503
                                                              -----------
Participant benefits                                           33,332,990
Administrative expenses                                           333,822
Interest Expense                                                6,624,397
                                                              -----------
  Total expenses                                               40,291,209
                                                              -----------
  Net investment income                                       $39,558,294
                                                              ===========

The following table presents the changes in the net appreciation or depreciation in fair value of investments (including gains and losses on investments sold during the year and unrealized gains and losses on investments purchased and held during the year) held by the Master Trust for the year ended December 31, 1998:

                                                            1998
                                                            ----
      Common stock                                      $ 7,870,333
      Pooled investment funds                            44,845,439
                                                        -----------
      Net appreciation in fair value of investments     $52,715,772
                                                        ===========

NOTE 10 - SUBSEQUENT EVENTS:
---------------------------

Effective as of January 1, 1999, via a plan amendment, the Plan was renamed as the "Ryerson Tull Savings Plan" for periods after December 31, 1998.

On November 17, 1998 Inland Engineered Material Corporation, a subsidiary of the Company, was sold. The employees employed by the Inland Engineered Material Corporation had their Plan assets (approximately $2 million) transferred from the Plan to the to Engineered Metal Corporation Savings Plan (the purchasing parties saving plan) in February 1999.

                                                                      SCHEDULE 1
                                                                     -----------

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                  ASSETS HELD FOR INVESTMENT AT PLAN YEAR-END
                               DECEMBER 31, 1998

Identity of issue, borrower,                    Description of investment including                                       Current
lessor or similar party                          maturity date, rate of interest                        Cost               Value
------------------------                        --------------------------------                  ---------------       -----------
Cash held by Common Stock Fund                                                                             35,419            35,419

Receivables
-----------
Loans to participants*                                                                                  3,727,567         3,727,567
Contributions receivable                                                                                  150,865           150,865
                                                                                                  ---------------       -----------

Sub-total - Receivables                                                                                 3,878,432         3,878,432
                                                                                                  ---------------       -----------

Corporate Stocks - Common
-------------------------
Inland Steel Industries, Inc.*                  84,596 shares common stock                              2,262,741         1,427,980
                                                                                                  ---------------       -----------

Interest in Pooled Investment Funds
-----------------------------------
Fidelity Short-term Investment Fund*                                                                   12,596,295        12,596,295
Fidelity Spartan U.S. Equity Index Portfolio*   748,629 shares in pooled investment fund               26,776,359        32,909,731
Fidelity Retirement Government Money Market*    26,743,662 shares in pooled investment fund            26,743,661        26,743,660
Fidelity Asset Manager*                         1,111,013 shares in pooled investment fund             18,645,748        19,320,522
Fidelity Magellan Fund*                         236,599 shares in pooled investment fund               26,954,499        28,585,937
Fidelity Equity Income                          4,941 shares in pooled investment fund                    268,909           274,449
Fidelity Diversified International Fund         22,539 shares in pooled investment fund                   394,183           399,389
Franklin Small Cap Value Fund                   14,024 shares in pooled investment fund                   293,816           316,520
MAS Mid Cap Value Fund                          14,401 shares in pooled investment fund                   284,501           298,091
Vanguard Growth Index Fund                      69,511 shares in pooled investment fund                 2,032,273         2,201,428
Conservative Strategy Fund                      19,291 shares in pooled investment fund                   199,328           202,176
Moderate Strategy Fund                          53,724 shares in pooled investment fund                   547,418           573,771
Aggresive Strategy Fund                         104,417 shares in pooled investment fund                1,088,120         1,151,721
Warburg Pincus Emerging Growth Fund             101,395 shares in pooled investment fund                3,992,040         4,052,777
Warburg Pincus International Equity Fund        109,387 shares in pooled investment fund                2,010,787         1,946,004
                                                                                                  ---------------       -----------

Sub-total - Interest in Pooled Investment Funds                                                       122,827,937       131,572,471
                                                                                                  ---------------       -----------

Identity of issue, borrower,         Description of investment including                                            Current
 lessor or similar party             maturity date, rate of interest                                Cost             Value
------------------------             -------------------------------                              ---------         ---------
Unallocated Investment Contracts
--------------------------------

Bankers Trust                        Synthetic MBS Contract, due on various maturity                979,859           979,859
                                     dates through 11/26/99, 6.06%

CDC Capital Inc                      Investment Contract, due on various maturity                 2,184,454         2,184,454
                                     dates through 1/4/00, 7.78%

CDC Capital Inc                      Investment Contract, due on various maturity                   422,879           422,879
                                     dates through 8/15/01, 6.46%

Chase Manhattan Bank                 Synthetic ABS Contract, due on various maturity              1,058,975         1,058,975
                                     dates through 6/17/02, 7.40%

Combined Insurance                   Investment Contract, due on various maturity                 1,297,266         1,297,266
                                     dates through 3/31/99, 6.12%

Combined Insurance                   Investment Contract, due on various maturity                   495,911           495,911
                                     dates through 2/28/03, 6.35%

Deutsche Bank                        Synthetic ABS Contract, due on various maturity              1,356,015         1,356,015
                                     dates through 5/10/02, 6.57%

Deutsche Bank                        Synthetic ABS Contract, due on various maturity                223,209           223,209
                                     dates through 11/15/99, 6.08%

Deutsche Bank                        Synthetic ABS Contract, due on various maturity              1,348,715         1,348,715
                                     dates through 8/15/03, 6.54%

Deutsche Bank                        Synthetic MBS Contract, due on various maturity                 69,075            69,075
                                     dates through 1/15/99, 5.56%

John Hancock Mutual                  Investment Contract, due on various maturity                 1,914,294         1,914,294
                                     dates through 4/16/02, 7.03%

Life of Virginia                     Investment Contract, due on various maturity                 1,102,874         1,102,874
                                     dates through 11/15/02, 6.03%

Lincoln National                     Investment Contract, due on various maturity                 2,681,661         2,681,661
                                     dates through 1/4/00, 5.85%

Identity of issue, borrower,                      Description of investment including                                   Current
 lessor or similar party                          maturity date, rate of interest                            Cost        Value
---------------------------                       -------------------------------                       ------------  -----------
Unallocated Investment Contracts (Cont.)
---------------------------------------

Metropolitan Life                                 Investment Contract, due on various maturity               984,923      984,923
                                                  dates through  6/1/99, 6.42%

Monumental Life Insurance                         Investment Contract, due on various maturity             1,241,738    1,241,738
                                                  on 9/28/00, 6.77%

Monumental Life Insurance                         Investment Contract, due on various maturity               990,078      990,078
                                                  dates through 7/31/00, 6.67%

Monumental Life Insurance                         Synthetic MBS Contract, due on  various maturity         2,148,424    2,148,424
dates through 7/25/01, 7.68%

Monumental Life Insurance                         Synthetic MBS Contract, due on various maturity            528,039      528,039
                                                  dates through 3/26/01, 6.16%

Monumental Life Insurance                         Synthetic MBS Contract, due on various maturity          1,615,155    1,615,155
                                                  dates through 3/15/01, 5.81%

Monumental Life Insurance                         Synthetic MBS Contract, due on various maturity            485,742      485,742
                                                  dates through 3/15/01, 5.81%

Morgan Guaranty                                   Synthetic ABS Contract, due on various maturity            669,335      669,335
                                                  dates through 5/15/03, 5.92%

Morgan Guaranty                                   Synthetic ABS Contract, due on various maturity          1,827,968    1,827,968
                                                  dates through 8/15/00, 7.85%

Morgan Guaranty                                   Synthetic MBS Contract, due on various maturity          2,126,934    2,126,934
                                                  dates through 1/15/01, 7.90%

Mutual Benefit Life Insurance Company             Group Annuity Contract GA-5016-002                       2,930,962    2,930,962
                                                  original maturity schedule for two
                                                  installments due on 9-01-91 and 3-31-92,
                                                  original interest 8.75%

New York Life                                     Investment Contract, due on various maturity             1,671,214    1,671,214
                                                  dates through 11/19/01, 6.88%

Ohio National                                     Investment Contract, due on various maturity             1,194,179    1,194,179
                                                  dates through 4/10/01, 7.02%

Identity of issue, borrower,                        Description of investment including                                 Current
 lessor or similar party                            maturity date, rate of interest                          Cost        Value
--------------------------                          -------------------------------                     ------------  ------------
Unallocated Investment Contracts (Cont.)
----------------------------------------

Principal Mutual                                    Investment Contract, due on various maturity           1,018,154    1,018,154
                                                    dates through 7/2/01, 7.15%

Principal Mutual                                    Investment Contract, due on various maturity             557,005      557,005
                                                    dates through 12/31/00, 7%

Principal Mutual                                    Investment Contract, due on  various maturity          1,257,534    1,257,534
                                                    dates through 8/30/01, 7.23%

Safeco Life Insurance                               Investment Contract, due on various maturity           1,093,360    1,093,360
                                                    dates through 8/31/00, 7.09%

State Street Bank                                   Synthetic ABS Contract,  due on various maturity         660,286      660,286
                                                    dates through 6/25/03, 6.10%


State Street Bank                                   Synthetic ABS Contract, due on various maturity          679,151      679,151
                                                    dates through 7/15/02, 5.89%

State Street Bank                                   Synthetic ABS Contract, due on various maturity          691,671      691,671
                                                    dates through 9/25/00, 5.85%

State Street Bank                                   Synthetic Corporate Contract, due on various maturit     670,150      670,150
                                                    dates through 1/16/01, 5.52%

State Street Bank                                   Synthetic MBS Contract, due on various maturity          671,162      671,162
                                                    dates through 4/15/03, 5.89%

State Street Bank                                   Synthetic MBS Contract, due on various maturity          793,846      793,846
                                                    dates through 4/15/03, 6.21%

Transamerica Life Insurance                         Synthetic ABS Contract, due on various maturity          585,616      585,616
                                                    dates through 3/6/02, 5.81%

Transamerica Life Insurance                         Synthetic MBS Contract, due on various maturity          413,136      413,136
                                                    dates through 2/17/04, 5.79%

Transamerica Occidental                             Investment Contract, due on various maturity           1,190,427    1,190,427
                                                    dates through 2/12/01, 6.89%


Identity of issue, borrower,                        Description of investment including                                  Current
 lessor or similar party                            maturity date, rate of interest                           Cost        Value
---------------------------                         -----------------------------------                       ----       -------

Unallocated Investment Contracts (Cont.)
----------------------------------------

UBS AG                                              Synthetic ABS Contract, due on various maturity          441,394      441,394
                                                    dates through 4/15/02, 6.78%

UBS AG                                              Synthetic ABS Contract, due on various maturity          772,538      772,538
                                                    dates through 8/15/02, 6.82%

UBS AG                                              Synthetic ABS Contract, due on various maturity        1,154,665    1,154,665
                                                                                                          ----------  -----------
                                                    dates through 9/20/01, 6.36%

Sub-total - Unallocated Investment Contracts                                                              46,199,973   46,199,973
                                                                                                          ----------  -----------
Total Assets                                                                                             175,204,502  183,114,275
                                                                                                         ===========  ===========

* Permitted party in interest transaction.

                                                                   SCHEDULE II
                                                                 ---------------

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                  AGGREGATE TRANSACTIONS INVOLVING AN AMOUNT
                    IN EXCESS OF 5% OF THE CURRENT VALUE OF
               PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1998
               ------------------------------------------------

                                                                                                                         Expense
                                                                                                                        incurred
    Identify of party                                  Number of     Purchase     Number of      Selling      Lease        with
        involved               Description of asset    Purchases      price         Sales         price       rental    transaction
-------------------------    -----------------------  -----------   -----------  -----------   ------------  --------  -------------
 Series of Transactions
-------------------------
   with the Same Party
-------------------------

Fidelity Management                 Stable Value              213   $35,540,815                                    -              -
   Trust Company                 Fixed Income Fund                                       194   $253,340,215        -              -

Fidelity Management                  ESOP Fund                142     3,368,221                                    -              -
   Trust Company                                                                         135     62,819,460        -              -

Fidelity Management              Inland Steel Stock           156     6,718,594                                    -              -
   Trust Company                                                                         149     26,862,945        -              -

Fidelity Management              Fidelity Magellan            196     8,324,407                                    -              -
   Trust Company                                                                         158     78,473,296        -              -

Fidelity Management                Fidelity Asset             184     8,501,634                                    -              -
   Trust Company                      Manager                                            154     70,117,647        -              -

Fidelity Management                 Spartan U.S.              208    14,952,671                                    -              -
   Trust Company                    Equity Index                                         171    114,406,762        -              -

Fidelity Management                Mutual Benefit              33       774,996                                    -              -
   Trust Company                        Fund                                              26     14,091,270        -              -


    Identify of party               Cost of           Net gain
        involved                     asset           or (loss)
-------------------------       ---------------    --------------

 Series of Transactions
-------------------------
   with the Same Party
-------------------------
Fidelity Management                $ 35,540,815               -
   Trust Company                    253,340,215               -

Fidelity Management                   3,368,221               -
   Trust Company                     48,393,921       $14,425,539

Fidelity Management                   6,718,594               -
   Trust Company                     24,602,966         2,259,979

Fidelity Management                   8,324,407               -
   Trust Company                     56,177,458        22,295,838

Fidelity Management                   8,501,634               -
   Trust Company                     57,033,157        13,084,490

Fidelity Management                  14,952,671               -
   Trust Company                     66,312,730        48,094,032

Fidelity Management                     774,996               -
   Trust Company                     14,091,270               -

                                  SIGNATURES

     Ryerson Tull Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   RYERSON TULL SAVINGS PLAN
                                   -------------------------
                                         (Name of Plan)

Date:  June 24, 1999               By: TERENCE R. ROGERS
                                   -------------------------------
                                       Terence R. Rogers
                                       Treasurer and Member of
                                        Ryerson Tull Savings Plan Committee

                               Index to Exhibits

   Exhibit
   Number                 Description
   ------      ----------------------------------
    23         Consent of Independent Accountants